SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 16, 2003	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

EXHIBIT 1.1

For Immediate Release
Contact:
Himax Technologies Inc.	ChipMOS TECHNOLOGIES (Bermuda) LTD.
Marketing & Sales	Investor Relations/Media Relations
Richard Yang	Dr. S.K. Chen
886-3-516-3276 ext. 8600	886-6-507-7712
richard_yang@himax.com.tw	s.k._chen@chipmos.com.tw

Himax and ChipMOS Taiwan Jointly Announced Signing

Testing and Assembly Agreement

Hsinchu, Taiwan, Oct. 16, 2003—ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS”), signed agreement with Himax Technologies Inc. (“Himax”)to guarantee the future capacity supply of LCD driver IC testing and assembly services to Himax.

ChipMOS forms an alliance with Himax in LCD driver IC related business by a mutually beneficial way. The agreement is to secure the capacity supply to Himax over the following three years period. Furthermore, if Himax needs more capacity, ChipMOS may expand its LCD driver IC testing and assembly capacity to fulfill their need in the future.

Jordan Wu, chairman of Himax, said, “ Himax always choose the world class leading testing and assembly solution provider, like ChipMOS. We have testified ChipMOS’s quality control system and acknowledged their high yield production. Through such a long term trustful partnership, it helps to satisfy our capacity and technical needs in LCD driver IC testing and assembly services.”

S.J. Cheng, deputy chairman and chief executive officer of ChipMOS Bermuda, said, “ Himax is one of the global leading fables on LCD related devices. It is our honor to have a partner like them. ChipMOS focuses on leading-edge testing and packaging technology and prompt services to our customers to become the best independent back-end service provider.”

Through this agreement, Himax will not only ease the tension of LCD driver IC testing and packaging capacity supply shortage but also take a further step of reaching the goal of expanding LCD driver IC market share.

About Himax Technologies Inc.

Himax Technologies was founded in June 2001 in Tainan Science-Based Industrial Park. It is a well-known fabless specializing in design, manufacture, and sale of flat panel display related ICs, like Source Driver IC, Gate Driver IC, Timing Controller, LCOS panel, and TV Tuner. Himax also owns the ability of LCD (Liquid Crystal Display) in volume production. For more information, please visit its company website at http://www.himax.com.tw

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Taiwan and Shanghai, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw